Filed pursuant to Rule 433
May 1, 2008
Relating to Preliminary Pricing Supplement No. 612 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006
ABN AMRO Bank N.V. Principal Protected Notes
Preliminary Pricing Sheet – May 1, 2008
18 MONTH ABSOLUTE RETURN BARRIER NOTES LINKED TO “ISHARES MSCI EMERGING MARKET INDEX FUND” 100% PRINCIPAL PROTECTED DUE NOVEMBER 13, 2009

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody's Aa2, S&P AA-)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	Eighteen Month Principal Protected Absolute Barrier Notes linked to iShares MSCI Emerging Market Index Fund due November 13, 2009 (the “Securities”)
Underlying Fund:	“iShares MSCI Emerging Market Index Fund”, an exchange traded fund (Bloomberg code: EEM <US> <Equity>, ISIN code: US4642872349, listed on the New York Stock Exchange Arca).
Coupon:	None. The Securities do not pay interest.
Denominations:	Each Security has a principal amount of $1,000. The Securities will be issued in integral multiples of $1,000.
Issue Size:	TBD
Issue Price:	100%
Principal Protection Level:	100%
Participation Rate:	The Participation Rate will be 1.00 (or 100%).
Payment at Maturity:
The payment at maturity for each $1,000 principal amount of the Securities is based on the performance of the Underlying Fund as follows:
•          If the Market Price of the Underlying Fund has not risen above the Upper Barrier and has not fallen below the Lower Barrier at any time during the regular business hours of the relevant exchange on any trading day during the Relevant Period, you will receive $1,000 plus the Supplemental Redemption Amount; or
•          If the Market Price of the Underlying Fund either rises above the Upper Barrier or falls below the Lower Barrier at any time during the regular business hours of the relevant exchange on any trading day during the Relevant Period you will receive $1000 only.
If the Final Price is equal to the Initial Price, the Supplemental Redemption Amount will be zero and you will not receive any return on your initial principal investment even though the Market Price of the Underlying Fund traded within the specified barriers at all times during the term of the Securities.

Relevant Period:	The period from but excluding the Pricing Date to and including the Determination Date.
Supplemental Redemption Amount:	An amount in cash for each $1,000 principal amount of the Securities equal to: Absolute Return x Participation Rate x $1,000
Absolute Return:	Absolute Value* of: Final Price - Initial Price Initial Price *Absolute Value is always expressed as a positive number.
Upper Barrier:	The Upper Barrier will be set on the pricing date. It will be no less than Initial Price x 120% and no more than Initial Price x 124%.
Lower Barrier:	The Lower Barrier will be set on the pricing date. It will be no less than Initial Price x 76% and no more than Initial Price x 80%.
Initial Price:	100% of the closing price of the Underlying Fund on the Pricing Date, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Final Price:	100% of the closing price of the Underlying Fund on the Determination Date.
Market Price:
On any trading day and as of any time during the regular business hours of the relevant exchange, the latest reported sale price of a share in the Underlying Fund on such relevant exchange at such time.  “Market price” includes intra-day trading prices on the relevant exchange.

Indicative Secondary Pricing:	• Internet at: www.s-notes.com • Bloomberg at: ASEP2 <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP Number:	00083GMY7 ISIN Code: US00083GMY79
Trustee:	Wilmington Trust Company

Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive.
Offering Period:	May 1, 2008 up to and including May 9, 2008
Proposed Pricing Date:	May 12, 2008
Proposed Settlement Date:	May 15, 2008
Determination Date:	November 9, 2009, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Maturity Date:	November 13, 2009 (18 months)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC and the related Pricing Supplement for more complete information about ABN AMRO and the offerings of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at  <http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=get company>.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

iShares® MSCI Emerging Markets Index Fund, which we refer to as the Underlying Fund, is not an affiliate of ours and is not involved with this offering in any way. The obligations represented by the Securities are our obligations, not those of the Underlying Fund. Investing in the Securities is not equivalent to investing in the Underlying Fund.

iShares is a registered mark of Barclays Global Investors, N.A. ("BGI").  BGI has licensed certain trademarks and tradenames of BGI to ABN AMRO Bank N.V. The Securities are not sponsored, endorsed, sold, or promoted by BGI.  BGI makes no representations or warranties to the owners of the Securities or any member of the public regarding the advisability of investing in the Securities.  BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Securities.

We have entered into an agreement with Morgan Stanley Capital International providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Underlying Index, which is owned and published by MSCI, in connection with certain securities, including the Notes.

The Securities are not sponsored, endorsed, sold or promoted by MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied to the holders of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of the MSCI Emerging Markets Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MSCI Emerging Markets Index, which index is determined, composed and calculated by MSCI without regard to the issuer of the Notes. MSCI has no obligation to take the needs of the issuer of the Securities or the holders of the Securities into consideration in determining, composing or calculating the Underlying Index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. Neither MSCI nor any other party has any obligation or liability to holders of the Securities in connection with the administration, marketing or trading of the Notes.

Summary

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the
Securities.

What are the Securities?

The Securities are senior notes issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are linked to the performance of the iShares MSCI Emerging Market Index Fund, which we refer to as the Underlying Fund.  The Securities have a maturity of 18 months. The payment at maturity of the Securities is determined based on the performance of the Underlying Fund, as described below.  Unlike ordinary debt securities, the Securities do not pay interest.  If the Market Price of the Underlying Fund at any time during the regular business hours of the relevant exchange on any trading day during the period from but excluding the pricing date to and including the determination date, which we refer to as the relevant period, is above the Upper Barrier or below the Lower Barrier you will be entitled to receive only the principal amount of $1,000 per Security at maturity.  In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

What will I receive at maturity of the Securities?

The payment at maturity for each $1,000 principal amount of the Securities is based on the performance of the Underlying Fund as follows:

•
If the Market Price of the Underlying Fund never rises above the Upper Barrier or falls below the Lower Barrier at any time during the regular business hours of the relevant exchange on any trading day during the Relevant Period, you will receive $1,000 plus the Supplemental Redemption Amount; or

•
If the Market Price of the Underlying Fund either rises above the Upper Barrier or falls below the Lower Barrier at any time on any trading day during the regular business hours of the relevant exchange during the Relevant Period you will receive $1000 only.

If the Final Price is equal to the Initial Price the supplemental redemption amount will be zero and you will not receive any return on your initial principal investment even if the Market Price never rises above the Upper Barrier or falls below the Lower Barrier at any time during the regular business hours of the relevant exchange on any trading day during the Relevant Period.

What is the supplemental redemption amount and how is it calculated?

The supplemental redemption amount is a cash amount calculated only if the price of a share of the Underlying Fund remains at or below the Upper Barrier and at or above Lower Barrier at all times during the regular business hours of the relevant exchange on each trading day during the Relevant Period.  The supplemental redemption amount is equal to the product of the (i) absolute return times (ii) the participation rate times (iii) $1,000.  If the closing price of a share of the Underlying Fund on the determination date is equal to the Initial Price, then the absolute return will be zero and the supplemental redemption amount will be zero even though the Market Price of a share of the Underlying Fund never rose above the Upper Barrier or fell below the Lower Barrier at any time during the life of the Securities.

How is the absolute return calculated?

 The absolute return is the absolute value* of:

                    Final Price - Initial Price
                            Initial Price

*The absolute value is always expressed as a positive number, even if it is negative.

If the difference between the Initial Price and the Final Price is zero, the absolute return, and thus the supplemental redemption amount, will be zero.

Will I receive interest payments on the Securities?

No.  You will not receive any interest payments on the Securities.

Will I get my principal back at maturity?

Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the issuer’s obligations under the Securities, you will receive at maturity $1,000 per $1,000 principal amount of Securities. However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of $1,000 for each $1,000 principal amount of Securities. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your Securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the performance of the Underlying Fund?

Example 1: If, for example, in a hypothetical offering, the initial price is $150.00, the participation rate is 1.00 (or 100%), the upper barrier is equal to the initial price x 123% and the lower barrier is equal to the initial price x 77% then the upper barrier is $184.50 ($150.00 x 123%) and the lower barrier is $115.50 ($150.00 x 77%).  If the final price is $140.00 and the market price of the Underlying Fund never rose above the upper barrier or fell below the lower barrier at any time during the regular business hours of the relevant exchange on any trading day during the relevant period, at maturity you will receive back your principal amount of $1,000 plus the supplemental redemption amount, which is based on the absolute return (if any) on the Underlying Fund.  In such a hypothetical case, the supplemental redemption amount would be calculated as follows:

Participation Rate x Absolute Return x $1,000,

Where,

The absolute return is the absolute value of:

                         Final Price - Initial Price
                                  Initial Price

or, in this hypothetical example,

                         140 - 150 = -.0667
                             150

Since the absolute value is always expressed as a positive number, even if it is negative, -.0667 becomes .0667 and the Absolute Return equals .0667 (or 6.67%).

The supplemental redemption amount, is calculated as:

Participation Rate x Absolute Return x $1,000,

or

1 x .0667 x $1,000 = $66.70

Accordingly, at maturity you would receive the sum of $1,000 plus $66.70 for a total payment of $1,066.70 per Security.  In this hypothetical example, you would have received a 6.67% return on your Securities even though the Underlying Fund depreciated by 6.67% over the life of the Securities.

 Example 2: If, for example, in a hypothetical offering, the initial price is $150.00, the participation rate is 1.00 (or 100%), the upper barrier is equal to the initial price x 123% and the lower barrier is equal to the initial price x 77% then the upper barrier is $184.50 ($150.00 x 123%) and the lower barrier is $115.50 ($150.00 x 77%). If the final price is $170.00 and the market price of the Underlying Fund was $184.51, which is just above the Upper Barrier, at some point in time during the regular business hours of the relevant exchange on any trading day during the relevant period, then at maturity you will be entitled to receive only the principal amount of $1,000 for each $1,000 principal amount of your Securities.

Accordingly, at maturity you would receive the sum of $1,000 per Security and you would not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.  In this hypothetical example, you would not have received any return on your Securities even though the Underlying Fund appreciated by 23% over the life of the Securities.

 This example illustrates that a holder of the Securities may receive no return on the Securities even if the Underlying Fund experiences significant appreciation (or depreciation) in its value over the life of the Securities.  This is true even if there is only one instance where the market price was outside (above or below) the upper or lower barrier during the relevant period.

Example 3: Example 1: If, for example, in a hypothetical offering, the initial price is $150.00, the participation rate is 1.00 (or 100%), the upper barrier is equal to the initial price x 123% and the lower barrier is equal to the initial price x 77% then the upper barrier is $184.50 ($150.00 x 123%) and the lower barrier is $115.50 ($150.00 x 77%).  If the final price is $150.00 and the market price of the Underlying Fund never rose above the upper barrier or fell below the lower barrier at any time during the regular business hours of the relevant exchange on any trading day during the relevant period, at maturity you will receive back your principal amount of $1,000 plus the supplemental redemption amount, which is based on the absolute return (if any) on the Underlying Fund.  In such a hypothetical case, the supplemental redemption amount would be calculated as follows:

  Participation Rate x Absolute Return x $1,000,

Where,

  The absolute return is the absolute value of:

                           Final Price - Initial Price
                                     Initial Price

or, in this hypothetical example,

                                150 - 150 = 0
                                    150

Because the absolute return equals zero in this hypothetical example, the supplemental redemption amount will be zero and at maturity you would receive only your principal amount of $1,000 for each Security and you would not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.  In this hypothetical example, you would receive no return on your initial principal investment in the Securities even though the Market Price of the Underlying Fund never rose above the Upper Barrier or fell below the Lower Barrier at any time during the regular business hours of the relevant exchange on any trading day during the relevant period.

These examples are for illustrative purposes only and are based on a hypothetical offering.  It is not possible to predict the market price of the Underlying Fund at any time during the life of the Securities or the closing price on the determination date. For each offering we will set the initial price and the upper and lower barriers (each subject to adjustment for certain events affecting the Underlying Fund) on the date we price the Securities, which we refer to as the pricing date.

Do I benefit from any appreciation or depreciation in the Underlying Fund over the life of the Securities?

Yes, but only in the event that (1) the Market Price of the Underlying Fund remains at or below the Upper Barrier and at or above the Lower Barrier at all times during the regular business hours of the relevant exchange on each trading day during the relevant period, and (2) the Final Price is different from the Initial Price, resulting in a positive Absolute Return.  If both of these conditions are met, you will receive in cash the supplemental redemption amount in addition to the principal amount of the Securities payable at maturity.  The supplemental redemption amount will represent a return on the Securities based on the percentage change in the value of the Underlying Fund, or the Absolute Return, and the applicable participation rate.  That is, your return on the Securities will be equal to the Absolute Return times a percentage equal to the participation rate.

Is there a limit on how much I can earn on the Securities?

Yes, since the Final Price cannot be greater than the Upper Barrier or less than the Lower Barrier if a supplemental redemption is to be paid at maturity, the Absolute Return is capped at the percentage by which the Upper Barrier and the Lower Barrier are each either above or below the Initial Price.

For example, if in a hypothetical offering, the upper barrier were 123% above the initial price and the lower barrier were 77% below the initial price then your return on the Securities in that hypothetical example could never exceed 23%.  This is because the difference between the final price and the initial price in this hypothetical example can never be greater than 23%.  Therefore, for each $1,000 principal amount of Securities, the maximum amount payable at maturity would be $1,230, which consists of the principal amount of $1,000 plus the maximum supplemental redemption amount of $230 (or, $1,000 x 100% x 23%).   We will set the upper and lower barriers on the pricing date.  You will not receive a return on your Securities, if any, until maturity.

What is the Underlying Fund?

The Underlying Fund is an exchange traded fund of iShares®, Inc. which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Market Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as measured by the MSCI Emerging Markets Index. The MSCI Emerging Market Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging market countries.

The MSCI Emerging Market Index was developed by Morgan Stanley Capital International Inc. which we refer to as MSCI as an equity benchmark for international stock performance. The MSCI Emerging Market Index is designed to measure equity market performance in the global emerging markets.

Shares of the Underlying Fund are traded on the NYSE the symbol “EEM”.

You should read “Description of the Underlying Fund” and “Public Information Regarding the Underlying Fund” in the accompanying Pricing Supplement for additional information regarding the Underlying Fund and the MSCI Emerging Market Index and to learn how to obtain public information regarding the Underlying Fund and other important information.

What if I have more questions?

You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them.  It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent.  As a result, you assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits of ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market Risk

The Securities do not pay any interest. The rate of return, if any, will depend on the performance of the Underlying Fund. If the market price of the Underlying Fund either falls below the Lower Barrier or rises above the Upper Barrier at any time during the regular business hours of the relevant exchange on any trading day during the relevant period, you will be entitled to receive only the principal amount of $1,000 per Security at maturity.  In addition, even if the market price of the Underlying Fund remains above the Lower Barrier and below the Upper Barrier at all times during the regular business hours of the relevant exchange on each trading day during the relevant period, the supplemental redemption amount payable at maturity will be zero if the Final Price is equal to the Initial Price. In each such case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

Investment in the Securities is Not the Same as a Direct Investment in the MSCI Emerging Markets Index or the Stocks that Comprise the iShares® MSCI Emerging Markets Index Fund

An investment in the Securities is not the same as a direct investment in the stocks (or any other securities) that comprise the MSCI Emerging Markets Index or in the iShares® MSCI Emerging Markets Index Fund. The return on your Securities could be less than if you had invested directly in the Underlying Fund or a product that tracks the return of the MSCI Emerging Markets Index because of the barrier feature and the method by which the supplemental redemption is calculated.  In addition, your return may be limited because the calculation of the supplemental redemption amount and the return on the Securities does not account for the return associated with the reinvestment of dividends that you would have received if you had invested directly in the stocks (or any other securities) comprising the Underlying Fund or in the Underlying Fund directly. You will not receive any payment of dividends on any of the stocks (or any other securities) comprising the Underlying Fund or any dividends paid by the Underlying Fund.

Liquidity Risk

ABN AMRO Bank N.V. does not intend to list the Securities on any securities exchange.  Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and you may not receive your full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the Market Price of the Underlying Fund at any time, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

The Securities will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. Accordingly, U.S. taxable investors, regardless of their method of accounting, will be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by us, even though they will receive no payment on the Securities until maturity. In addition, any gain recognized upon a sale, exchange or retirement of the Securities will generally be treated as ordinary interest income for U.S. federal income tax purposes.

Investors should review the “Taxation” section in the related Pricing Supplement and the section entitled “United States Federal Taxation” (in particular the sub-section entitled “United States Federal Taxation—Contingent Payment Debt Instruments”) in the accompanying Prospectus Supplement. Additionally, investors are urged to consult their tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and their particular situation.

This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Securities, and cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. You should seek your own advice based on your particular circumstances from an independent tax advisor.